                                                                      EXHIBIT 12

           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                      (Amounts in thousands except ratios)
                                   (Unaudited)

                                      Three Months                            Year Ended December 31,
                                         Ended        -------------------------------------------------------------------------
                                        3/31/98          1997           1996            1995            1994            1993
                                       ----------     ----------     ----------      ----------      ----------      ----------
Earnings:
  Income before income taxes and
    cumulative effect of changes
    in accounting principles           $   38,607     $   60,477     $   82,652      $  177,666      $  115,755      $  139,014

  Adjustments:
    Net interest expense (1)               20,492         77,067         58,619          47,099          18,588          24,147
    Amortization of capitalized
      interest                                495          3,221          2,359           2,594           2,299           2,344
    Portion of rental expense
      representative of interest              356          2,714          3,428           2,834           1,581           1,300
    Minority interest of majority-
      owned subsidiaries that have
      fixed charges                        14,282         71,438          6,584           9,864           8,298          16,751
    Undistributed income of less-
      than-50%-owned entities                  --             --        (18,359)         (7,027)        (15,549)         (3,526)
                                       ----------     ----------     ----------      ----------      ----------      ----------
                                       $   74,232     $  214,917     $  135,283      $  233,030      $  130,972      $  180,030
                                       ==========     ==========     ==========      ==========      ==========      ==========

Fixed Charges and Preferred
  Stock Dividends:
  Net interest expense (1)             $   20,492     $   77,067     $   58,619      $   47,099      $   18,588      $   24,147
  Capitalized interest                      2,876         15,604         16,571          14,043          19,982           9,014
  Preferred stock dividends (2)                --             --             --          13,282          15,813          20,662
  Portion of rental expense
    representative of interest                356          2,714          3,428           2,834           1,581           1,300
                                       ----------     ----------     ----------      ----------      ----------      ----------
                                       $   23,724     $   95,385     $   78,618      $   77,258      $   55,964      $   55,123
                                       ==========     ==========     ==========      ==========      ==========      ==========

Ratio of Earnings to Fixed Charges            3.1            2.3            1.7             3.0             2.3             3.3
                                       ==========     ==========     ==========      ==========      ==========      ==========


(1) Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.

(2) Computed by increasing preferred stock dividends by an amount representing the pre-tax earnings which would be required to cover such preferred stock dividend requirements.